FILED PURSUANT TO
RULE 424(b)(3)
FILE NO. 333-145949

AMERICAN REALTY CAPITAL TRUST, INC.
SUPPLEMENT NO. 1 DATED November 16, 2009
TO THE PROSPECTUS DATED November 10, 2009

This prospectus supplement (this “Supplement No. 1”) is part of the prospectus of American Realty Capital Trust, Inc. (the “REIT” or the “Company”), dated November 10, 2009 (the “Prospectus”) and should be read in conjunction with the Prospectus. This Supplement No. 1 supplements, modifies or supersedes certain information contained in our Prospectus and must be read in conjunction with our Prospectus. This Supplement No. 1 will be delivered with the Prospectus.

The purpose of this Supplement No. 1 is to disclose potential acquisitions of the REIT.

Potential Property Investments

The following information is to be added to the section in our Prospectus captioned “Potential Property Investments” on page 98 of the Prospectus.

CVS Pharmacy Portfolio II

The REIT anticipates acquiring a portfolio of fifteen newly-constructed CVS Pharmacy locations in November 2009 (the “CVS Properties II”). The portfolio consists of nine fee simple and six leasehold properties.  On November 3, 2009, the REIT’s Board of Directors approved the acquisition of the CVS Properties II.  Although the REIT believes that the acquisition of the CVS Properties II is probable, there can be no assurance that this acquisition will be consummated.

On October 9, 2009, an affiliate of the REIT entered into an agreement with a commitment to purchase the CVS Properties II, subject to customary closing conditions.  The purchase price for the CVS Properties II is approximately $58.0 million. The closing costs and fees payable to American Realty Capital Advisors, LLC are expected to total approximately $923,000. The purchase price will be paid with proceeds from the sale of common shares and first mortgage indebtedness. The CVS Properties II are located in Florida, North Carolina, Indiana, Missouri, Georgia, Alabama, Minnesota, Nevada, Maine, California and Arizona, with an aggregate of aproximately 199,000 square feet. The current sole tenant of the property is CVS Caremark Corp. (“CVS”) and will remain the sole tenant on a triple-net lease basis.

Address	City	State	Purchase Price	Approximate Compensation to Advisor and Affiliates(1)
4145 NW 53rd Ave	Gainsville	FL	$5,786,223	$923,692
50 Duval Station Road	Jacksonville	FL	4,280,619
612 N. Main Street	Creedmoor	NC	3,280,547
505 County Road 1100 N	Chesterton	IN	5,783,242
300 S. Commercial	Harrisonville	MO	3,647,152
151 Village Walk Drive	Holly Springs	NC	3,699,876
5211 Neal Trail Dr.	Walkertown	NC	3,600,003
601 Howard Simmons Rd.	East Ellijay	GA	3,710,890
1888 Ogletree Road	Auburn	AL	4,095,799
7996 Brooklyn Boulevard	Brooklyn Park	MN	2,612,607
1081 Steamboat Pkwy	Reno	NV	2,937,289
384 Elm St.	Biddeford	ME	3,510,573
9256 E. Slauson Ave.	Pico Rivera	CA	4,367,068
180 N Dobson Rd.	Chandler	AZ	3,769,502
1905 Marth Berry Blvd	Rome	GA	2,932,820
Total			$58,014,210
1 Approximate compensation to advisor and affiliate includes acquisition fees and financing arrangement fees.

The CVS Properties II are net leased to CVS, pursuant to which CVS will be required to pay all operating expenses and capital expenditures in addition to base rent, simultaneously with the acquisition of the properties, and will have a primary lease term of twenty-five years. Annual rent is approximately $4,984,000 for the first year of the initial lease term, which increases 5% every five years. The lease provides for two fixed–rent options at five years each, plus eight fair market value options at five years each.

Address	City	State	Total Square Feet Leased	Rent Per Square Foot	Year 1 Rent	Initial Lease Term (Years)(1)
4145 NW 53rd Ave	Gainsville	FL	12,900	$37.72	$486,621	25
50 Duval Station Road	Jacksonville	FL	12,900	27.91	360,000	25
612 N. Main Street	Creedmoor	NC	11,945	23.10	275,893	25
505 County Road 1100N	Chesterton	IN	13,225	36.78	486,370	25
300 S. Commercial	Harrisonville	MO	13,225	23.19	306,725	25
151 Village Walk Drive	Holly Springs	NC	13,225	23.53	311,195	25
5211 Neal Trail Dr.	Walkertown	NC	13,225	22.89	302,760	25
601 Howard Simmons Rd.	East Ellijay	GA	13,225	23.60	312,085	25
1888 Ogletree Road	Auburn	AL	12,900	26.70	344,456	25
7996 Brooklyn Boulevard	Brooklyn Park	MN	13,013	17.93	233,305	25
1081 Steamboat Pkwy	Reno	NV	13,625	19.25	262,299	25
384 Elm St.	Biddeford	ME	13,225	23.70	313,494	25
9256 E. Slauson Ave.	Pico Rivera	CA	15,887	24.55	389,979	25
180 N Dobson Rd.	Chandler	AZ	13,013	25.87	336,616	25
1905 Marth Berry Blvd	Rome	GA	13,013	20.13	261,900	25
Total			198,546	$25.10	$4,983,670

(1) Lease will expire twenty-five years from the closing date of the acquisition.

The REIT has secured first mortgage indebtedness from Ladder Capital Finance, LLC.  The following table outlines the loan terms of the debt financing incurred in connection with acquisition of the CVS Properties II. The loan will be secured by a mortgage on all of the CVS Properties II.

Mortgage Debt Amount	Rate	Maturity Date
$33,068,100	6.55%(1)	five year term
(1) Interest rate on fee simple properties is 6.50% ; interest rate on leasehold properties is 6.65%.

CVS, a pharmacy services company, provides prescriptions and related health care services in the United States. CVS operates through two segments, Pharmacy Services and Retail Pharmacy. The Pharmacy Service segment provides a range of prescription benefit management services, including mail order pharmacy services, specialty pharmacy services, plan design and administration, formulary management, and claims processing. This segment serves primarily employers, insurance companies, unions, government employee groups, managed care organizations and other sponsors of health benefit plans, and individuals. As of December 31, 2008, the Pharmacy Services segment operated 58 retail specialty pharmacy stores, 19 specialty mail order pharmacies, and 7 mail service pharmacies located in 26 states of the United States, Puerto Rico, and the District of Columbia. The Retail Pharmacy Segment sells prescription drugs, over-the-counter drugs, beauty products and cosmetics, photo finishing, seasonal merchandise, greeting cards, and convenience foods through its pharmacy retail stores, and online. This segment also provides health care services. As of December 31, 2008, this segment operated 6,923 retail drugstores located in 41 states and the District of Columbia; and 560 retail health care clinics in 27 states. CVS was founded in 1892 and is headquartered in Woonsocket, Rhode Island. CVS Caremark Corporation stock is listed on the New York Stock Exchange (NYSE: “CVS”), and has a credit rating of BBB+ by Standard & Poor’s.

CVS currently files its financial statements in reports filed with the Securities and Exchange Commission, and the following summary financial data regarding CVS are taken from such filings:
(Amounts in millions)	Six Months Ended	For the Fiscal Year Ended
	June 30, 2009	Dec. 31, 2008	Dec. 29, 2007	Dec. 30, 2006
Consolidated Statements of Operations
Net revenues	$24,871.1	$87,471.9	$76,329.5	$43,821.4
Gross profit	5,052.2	18,290.4	16,107.7	11,742.2
Net earnings	886.5	3,212.1	2,637.0	1,368.9

	As of	As of the Fiscal Year Ended
	June 30, 2009	Dec. 31, 2008	Dec. 29, 2007	Dec. 30, 2006
Consolidated Balance Sheets
Total assets	$61,036.0	$60,959.9	$54,721.9	$20,574.1
Long-term debt	7,305.2	8,057.2	8,349.7	2,870.4
Shareholders’ equity	36,151.6	34,574.4	31,321.9	9,917.6

Bridgestone Properties- Oklahoma

The REIT anticipates acquiring a portfolio of six recently-constructed Morgan Tire and Auto (“MTA”) stores in December 2009 (the “Bridgestone Properties”).  MTA is a wholly owned subsidiary of the Bridgestone Corporation. MTA operates the stores as Hibdon Tires Plus. Bridgestone Retail Operations, LLC, as further described below, guarantees the leases. The portfolio consists of six build-to-suit, freestanding, fee-simple properties. On November 3, 2009, the REIT’s Board of Directors approved the acquisition of the Bridgestone Properties.  Although the REIT believes that the acquisition of the Bridgestone Properties is probable, there can be no assurance that this acquisition will be consummated.

On October 22, 2009, an affiliate of the REIT entered into an agreement with a commitment to purchase five of the Bridgestone Properties, subject to customary closing conditions, which was amended on November 5, 2009 to include an additional property.  The purchase price for the Bridgestone Properties is approximately $14,763,000. The closing costs and fees payable to American Realty Capital Advisors, LLC are expected to total approximately $148,000. The purchase price will be paid with proceeds from the sale of common shares.  A first mortgage may be secured subsequent to closing.  The Bridgestone Properties are located in Oklahoma and Florida, with an aggregate of 57,731 of square feet. The current sole tenant of the properties is MTA and will remain the sole tenant on a double-net lease basis. Bridgestone Retail Operations, LLC, which is a wholly owned subsidiary of Bridgestone Americas, Inc. will guarantee the property leases.

Address	City	State	Purchase Price	Approximate Compensation to Advisor and Affiliates
560 Shedeck Parkway	Yukon	OK	$2,470,462	$147,627
1032 W. Danforth Road	Edmond	OK	2,487,000
7816 South Olympia Avenue	Tulsa	OK	2,578,323
Highway I-69 & 96th Street	Owasso	OK	2,387,339
13405 N. Pennsylvania Ave	Oklahoma City	OK	2,310,965
1781 Blanding Blvd.	Middleburg	FL	2,528,593
Total			$14,762,682

The Bridgestone Properties are double-net leased to MTA, pursuant to which the landlord is responsible for maintaining the property’s roof and structure, and the tenant is required to pay all other expenses associated with the property in addition to base rent, simultaneously with the acquisition of the properties. The Bridgestone Properties’ original lease at commencement was 15 years with an average of 14.1 years currently remaining.  The double-net leases contain contractual rental escalations of 6.25% every five years, with the landlord responsible for roof and structure. Annual rent is approximately $1,269,591 for the first year of the initial lease term, and annual rent will increase by 6.25% every five years. The lease provides for four renewal options at five years each.

Address	City	State	Total Square Feet Leased	Rent Per Square Foot	Year 1 Rent	Lease Term Remaining (in years)
560 Shedeck Parkway	Yukon	OK	10,118	$21.00	$212,460	13.9
1032 W. Danforth Road	Edmond	OK	10,118	21.14	213,882	14.6
7816 South Olympia Avenue	Tulsa	OK	10,118	21.92	221,736	14.5
Highway I-69 & 96th Street	Owasso	OK	10,118	20.29	205,311	13.1
13405 N. Pennsylvania Ave	Oklahoma City	OK	9,116	21.80	198,743	14.8
1781 Blanding Blvd.	Middleburg	FL	8,143	26.71	217,459	14.1
Total/ Lease Term Remaining Average			57,731	$21.99	$1,269,591	14.2

Bridgestone Retail Operations, LLC, the lease guarantor, is a wholly owned subsidiary of Bridgestone Americas, Inc. It consists of more than 2,200 company-owned vehicle service and tire locations across the United States, including Firestone Complete Auto Care, Tires Plus, ExpertTire and Wheel Works store locations.  Bridgestone Corp. reports earnings on a consolidated basis and does not provide stand-alone financials on its subsidiaries.  For the fiscal year ended December 31, 2008, Bridgestone Corp. posted net sales of $35.5 billion.  Bridgestone Corporation is rated “BBB+” by S&P and “A3” by Moody’s.